EMPLOYMENT AGREEMENT

          AGREEMENT made by and between The Alling & Cory Company, 25 Verona Street, Rochester, New York 14608 ("Employer"), and Samuel T. Hubbard, Jr., 56 Oak Lane, Rochester, New York 14610 ("Employee").

          WHEREAS, Employee is currently employed as the President and Chief Executive Officer of Employer.

          WHEREAS, Employer and Employee desire that upon the occurrence of any of certain specified events, Employee shall continue to be employed in an executive capacity and that in such event the terms of this contract shall apply.

          NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the receipt of which is hereby acknowledged, Employer and Employee agree as follows:

          1. Definitions. For purposes of this Agreement, a Triggering Event shall mean (a) the death of Richard M. Harris, Jr.; (b) any disability of Richard M. Harris, Jr., if, as a result, all of the voting stock of Employer owned by Mr. Harris, or the right to vote such stock, is transferred or required to be transferred, pursuant to a power of attorney, shareholders' agreement or otherwise; (c) a change in ownership of 51% or more of the Employer's voting stock, the sale of all or substantially all of Employer's assets or a merger or other reorganization of Employer in which Employer is not the surviving entity; or (d) the execution of an agreement providing for any of the events described in (c) above; provided that no such event shall be deemed a Triggering Event unless it occurs while Employee is employed by Employer or, in the event Employee had previously been involuntarily terminated by Employer, unless such event occurs within six (6) months after the last day Employee was employed by Employer. The Starting Date shall mean the date on which a Triggering Event occurs, or if Employee is no longer employed by Employer on such date, the last day prior thereto on which Employee was employed by Employer.

          2. Employment, Term and Duties. Upon the occurrence of a Triggering Event, Employer shall employ Employee and Employee hereby accepts
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such employment upon the terms hereinafter set forth, in an executive capacity with similar duties and at the same location as Employee was engaged in on the Starting Date. The term of this Agreement shall be for a period of three (3) years commencing on the later of the Starting Date or the date on which the Triggering Event occurred, subject only to earlier termination as set forth in Paragraph 5 hereof.

          3. Compensation. Employee shall be compensated by Employer for all services to be rendered by him pursuant to this Agreement in the following manner:

          (a) (i) During the first year of his employment under this Agreement, a base salary payable at an annual rate equal to the highest base salary Employee was being paid at any time during the one (1) year period immediately preceding the Starting Date. Such base salary shall be paid in accordance with the normal payroll periods of Employer during the term of this Agreement.

               (ii) Notwithstanding the provisions of subparagraph (i) above, in the event Employee's base salary had not been increased during the six months immediately preceding the Triggering Event, the cost of living provisions set forth in Paragraph 3(c) below, shall be applicable to the base salary payable during the first and all subsequent years of this Agreement, computed using the highest base salary for the one-year period immediately preceding the Starting Date as the basis for all cost of living increases under this Paragraph.

          (b) A bonus payable annually in addition to Employee's base salary, in an amount equal to the amount of any bonus or bonuses paid or payable to Employee during the one-year period immediately preceding the Starting Date or pursuant to any incentive compensation plan of Employer. Any bonus shall become payable on the day before each anniversary of the commencement of his term of employment hereunder during the term of this Agreement or any extension hereof.

          (c) An annual cost of living increase in Employee's base salary set forth in Paragraph 3(a) and bonus, if any, set forth in Paragraph 3(b), computed in the following manner:

               (i) The Consumer Price Index (1967 = 100), All Items For All Urban Consumers (the "Index"), as published by the Bureau of Labor Statistics of the United States Department of Labor, shall provide the reference data for the determination of any increase in Employee's base salary or bonus pursuant to this Agreement.

              (ii) The index number for the category entitled "All Items" for the full calendar month immediately preceding the commencement of Employee's term of employment under this Agreement (or if Paragraph 3(a)(ii) is applicable, the calendar month that is thirteen months immediately preceding the commencement of such term), which shall be the "Base Index Number" ("BIN") and the corresponding index number for each succeeding anniversary of such month, which shall be the "Current Index Number" ("CIN") upon which any determination of additional base salary or bonus due hereunder shall be based.

             (iii) The percentage change between the BIN and the CIN for each period during the term of this Agreement shall be determined by dividing the CIN by the BIN, subtracting the interger "1" from the quotient and multiplying by 100 in accordance with the following formula:

                    CIN/BIN - 1 x 100 = percentage change.

              (iv) Such percentage change shall be multiplied by Employee's base salary or bonus, as the case may be, for the first year of this Agreement and the resulting amount shall be added by Employer to
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          Employee's base salary or bonus, as the case may be, for each succeeding year of the term of this Agreement, or any extension thereof. In the event Paragraph 3(a)(ii) is applicable, such percentage change shall be multiplied by Employee's highest base salary for the 12-month period immediately preceding the Starting Date, and the resulting amount shall be added to Employee's base salary for the first and each succeeding year of the term of this Agreement or any extension hereof.

               (v) During the term of this Agreement or any extension thereof, the above computations shall be made annually as soon as the CIN for the applicable month is published by the United States Bureau of Labor Statistics. In the event that any future CIN is less than the corresponding Index Number for the preceding year, then Employees' base salary and bonus, if any, for the next year shall be the same as that for the preceding year.

              (vi) If the calculation and/or publication of such Index shall be transferred to any other governmental department, bureau or agency or shall be discontinued, Employer and Employee shall agree upon some alternate, reasonably comparable index or method to compute any such increase in Employee's base salary and bonus, if any.

          4. Benefits. During the term of this Agreement and any extension thereof, Employee shall be entitled to receive all benefits, including but not limited to any incentive compensation plan or arrangement, to which he was entitled under his employment arrangement as it existed on the Starting Date or if greater, to which he was entitled at any time during the one (1) year period immediately preceding the Starting Date.

          5. Term of Employment. The term of employment pursuant to this Agreement shall be for a period of three (3) years subject to earlier termination (a) by Employer upon Employee's death or willful misconduct in the performance of his duties hereunder, or (b) by Employee, upon thirty (30) days' notice to Employer.

          6. Liquidated Damages. In the event Employer breaches this Agreement by terminating Employee or making any material change in his duties except as may be agreed to by Employee or if the location at which he is asked to perform such duties is moved outside of Monroe County, New York, Employee shall be entitled to liquidated damages in an amount equal to the entire unpaid amount of salary, bonus and cash value of any unpaid benefits due hereunder for the balance of the term of the Agreement, discounted, other than vested amounts in pension, deferred compensation and similar employee benefit plans or arrangements which shall not be discounted, at a rate equal to the average increase in the Index for the three calendar years preceding such termination. Payment shall be made within ninety (90) days of the occurrence of the event which constitutes the breach.

          7. Notices. Any notice required or desired to be given hereunder relating to this Agreement shall be effective if in writing and delivered personally or by registered or certified mail, postage prepaid, return receipt requested to a party at the address for such party previously set forth in this Agreement or to such other address as a party may specify by written notice to the other party similarly given.

          8. Benefit. This Agreement and the rights and obligations contained herein shall be binding upon and inure to the benefit of Employer, its successors and assigns, and upon Employee, his legal representatives, heirs and distributees.

          9.   Waiver.  The waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed as a waiver of any subsequent breach.
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          10.  Entire Agreement.  This Agreement contains the entire agreement between the parties and may not be altered, amended or terminated except by an instrument in writing signed by all parties hereto. In the event of any conflict between this Agreement and the terms of any of Employer's employment policies, manuals, or other statements regarding employment generally, now existing or hereafter promulgated, the terms of this Agreement shall control.

          11. Partial Invalidity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

          12. Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York.

          13. Headings. The headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of January 31st, 1989.

                              EMPLOYER:

                              THE ALLING & CORY COMPANY


                              By: /s/Richard M. Harris, Jr.
                                  Chairman of the Board

                              EMPLOYEE:

                              /s/Samuel T. Hubbard, Jr.
                              Samuel T. Hubbard, Jr.